                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

      TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 13e-3 THEREUNDER

     RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                       (AMENDMENT NO. 2 - FINAL AMENDMENT)

                            TD WATERHOUSE GROUP, INC.
                                (Name of Issuer)

                            TD WATERHOUSE GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   87236210 8
                      (CUSIP Number of Class of Securities)

                             Richard H. Neiman, Esq.
              Executive Vice President, General Counsel & Secretary
                            TD Waterhouse Group, Inc.
                                 100 Wall Street
                            New York, New York 10005
                                 (212) 806-3500

                                 with copies to:

    Kenneth J. Nachbar, Esq.                              Lee Meyerson, Esq.
Morris, Nichols, Arsht & Tunnell                      Simpson Thacher & Bartlett
    1201 North Market Street                             425 Lexington Avenue
          P.O. Box 1347                                New York, New York 10017
 Wilmington, Delaware 19899-1347                            (212) 455-2000
         (302) 658-9200


      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
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     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [X]  A tender offer.

     d.  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

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
         Transaction Valuation *              Amount of Filing Fee **
             $386,036,300.00                        $77,207.26
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*        Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 40,635,400 shares of common stock, par value $.01 per share (the "Shares"), of TD
         Waterhouse Group, Inc. (the "Company"), at a purchase price of $9.50 per Share, net in cash. Such number of Shares represents 338,971,600 Shares outstanding as of October 16, 2001 (excluding for this purpose Shares issuable upon exchange of certain exchangeable preference shares issued by a Company subsidiary, which exchangeable preference shares are held by The Toronto-Dominion Bank and its subsidiaries), less the 298,336,200 Shares already owned by The Toronto-Dominion Bank.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:  $77,207.26

                           Form or Registration No.:  SC TO-T and SC TO-T/A

                           Filing Parties:  TD Waterhouse Holdings, Inc.;
                                            The Toronto-Dominion Bank

                           Date Filed:  October 17, 2001 ($73,143.72) and
                                        October 31, 2001 ($4,063.54)

         This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on November 13, 2001 (the "Schedule 13E-3") by TD Waterhouse Group, Inc., a Delaware corporation (the "Company"). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Toronto-Dominion Bank, a Canadian chartered bank ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $9.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 17, 2001 (the "Offer to Purchase") as supplemented by the Supplement thereto, dated October 31, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which together with any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer.

Items 11 and 15.

         Items 11 and 15 of the Schedule 13E-3 are hereby amended by adding the following thereto:

         At 12:00 midnight, New York City time, on Wednesday, November 21, 2001, the subsequent offering period expired. Based on preliminary information from the Depositary, as of Wednesday, November 21, 2001 stockholders of the Company had tendered and not withdrawn 7,868,324 Shares (including Shares tendered pursuant to the guaranteed delivery procedures) during the subsequent offering period. Combined with Shares tendered during the initial offering period, a total of 28,980,772 Shares were tendered pursuant to the Offer. This brings Parent's and its subsidiaries' combined Share ownership to approximately 97% of the total outstanding Shares. Purchaser has accepted for payment all Shares validly tendered in the Offer, including the subsequent offering period. The full text of the press release announcing the expiration of the subsequent offering period and the completion of the Offer is attached as Exhibit (a)(28) hereto and incorporated herein by reference.

Item 16.

         Item 16 of the Schedule 13E-3 is hereby amended by adding the following thereto:

(a)(28) Text of release of Parent announcing the expiration of the subsequent offering period and the completion of the Offer, dated November 22, 2001.
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      TD WATERHOUSE GROUP, INC.

                                      /s/ RICHARD H. NEIMAN
                                      ----------------------

                                      Name:    Richard H. Neiman, Esq.
                                      Title:   Executive Vice President, General
                                               Counsel and Secretary



Date:  November 22, 2001
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                                  EXHIBIT INDEX


EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
(a)(28)           Text of release of Parent announcing the expiration of the subsequent offering period and the completion of the Offer, dated November 22, 2001.